Exhibit 99.1

NYSE, TSX: NTR	News Release

JULY 9, 2018

Nutrien Announces Agreement to Purchase Waypoint Analytical, a Leading U.S. Agricultural Lab and Soil Science Company

Nutrien Ltd. (“Nutrien”) is pleased to announce that it has entered into a definitive agreement to acquire Waypoint Analytical, Inc. and its operating subsidiaries (“Waypoint”). Waypoint is the largest agriculture laboratory group in the U.S. and among the top 25 U.S. environmental lab groups. The company has approximately 250 employees across its operations, which include 11 U.S. laboratories and six service centers that analyze approximately 1.8 million soil samples for the agricultural market on an annual basis.

“Waypoint is the leading U.S. provider of integrated agricultural sampling, testing and analytics that generate valuable insights into sustainable soil health and plant fertility for its customers,” commented Mike Frank, President of Nutrien Ag Solutions. “Nutrien has been a significant customer of Waypoint for many years—and this acquisition will further strengthen our partnership. The combination of Waypoint’s capabilities with Nutrien Ag Solutions’ new, integrated digital platform will significantly enhance and accelerate our ability to provide integrated science-based insights, services and unique digital product offerings that will support optimal fertility advice for our customers globally.”

The acquisition will occur in two tranches, with Nutrien initially acquiring 80 percent ownership of Waypoint upon closing of the transaction, and the remaining 20 percent to be acquired by Nutrien following the fifth anniversary of the initial closing. This transaction structure will enable Waypoint to continue supporting new and existing customer relationships under the ongoing leadership of its experienced and respected management team, while also providing for strong, sustainable growth of the business.

“Nutrien has been a strong and long-standing customer of Waypoint, and this transaction will build a new foundation for Waypoint to accelerate our strong track record of providing value-enhancing solutions and support for all of our customers,” said Scott McKee, President & CEO of Waypoint. “Additionally, this partnership will enhance Waypoint’s ability to invest in new capabilities and continue to grow our business both in the U.S. and in international markets, where Nutrien has a sizeable and growing retail presence. We believe that this transaction is a very positive outcome for our company that will benefit all of our employees and customers going forward.”

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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